EXHIBIT 3 ii

BYLAWS

OF

BALDOR ELECTRIC COMPANY

restatement of amended items only of

ARTICLE VIII

DUTIES OF OFFICERS

1.	Chairman of the Board of Directors. The Chairman of the Board of Directors shall:

(a)	be the Chief Executive Officer and the Chairman of the Executive Committee and the Board of Directors and shall perform such duties as shall be assigned to him and shall exercise such powers as may be granted to him by the Board of Directors;

2.	President. The President shall:

(a)	perform such duties as shall be assigned to him and shall exercise such powers as may be granted to him the the Board of Directors or by the Chairman of the Board of Directors of the corporation;